			Quarterly Review – December 31, 2008
FMI Funds
100 East Wisconsin Avenue, Suite 2200
Milwaukee, Wisconsin 53202			FMI Common Stock Fund, Inc.
800.811.5311
www.fmifunds.com

Investment Objective Seeks long-term capital appreciation through investing in small- to mid-capitalization value stocks.			Top Ten Holdings
			Arrow Electronics, Inc.			4.6%
			Affiliated Managers Group, Inc.			3.8%
			Old Republic International Corp.			3.2%
			MPS Group, Inc.			3.0%
Manager - The FMI Common Stock Fund, Inc. (the "Fund") is managed by Fiduciary Management, Inc. ("FMI") of Milwaukee, Wisconsin. FMI, founded in 1980, manages approximately $4.2 billion in private accounts, pensions, Taft-Hartley accounts, endowments and mutual funds. FMI is 100% employee owned.			Watsco, Inc.			2.8%
			Family Dollar Stores, Inc.			2.6%
			Valspar Corp.			2.5%
			Jack Henry & Associates, Inc.			2.5%
			PetSmart, Inc.			2.5%
			Beacon Roofing Supply, Inc.			2.4%

Investment Professionals - Ted D. Kellner, CFA, and Patrick J. English, CFA, are primarily responsible for the day-to-day management of the Fund.			Portfolio Characteristics
			Weighted average market cap			$1.6 billion
			Median market cap			$1.5 billion
			P/E ratio (forward 4 quarters)			12.9x
			Estimated L-T earnings growth rate			8.3%
Strategy - The Fund buys good businesses at value prices, emphasizing small- to mid-capitalization companies. Some of the characteristics of good businesses may include high recurring revenue and attractive returns-on-invested capital. We seek companies with above average growth or improving profitability prospects. A strong orientation to low absolute or relative valuation is key to the execution of the investment strategy, with most major industry groups represented. The Fund will generally hold 40-50 stocks.			Return on equity (ROE)			13.8%
			Number of holdings			45

			Top Ten Sectors

Fund Information

Inception Date	12/18/1981
Net Assets		$429.5 million
Net Asset Value		$15.92
Expense Ratio		1.23%
Ticker		FMIMX

Performance	Q4 2008	One Year	Three Years	Five Years	Ten Years	Since Inception

Fund	-19.88%	-20.41%	-2.95%	3.51%	7.65%	11.27%
Russell 2000 Index¹	-26.12%	-33.79%	-8.28%	-0.93%	3.02%	9.17%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/18/81. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - The December quarter was one of the worst quarters in history. Despite a negative backdrop for the economy as
2009 unfolds, valuations reflect undue pessimism. The outlook for equities is more positive.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.
For more information about the FMI Family of Funds, including fees and expenses, call 1-800-811-5311 for a free prospectus (also available from
www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

[1] The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which comprises the 3,000 largest U.S.
companies based on total market capitalization.